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NMGA13G2.doc
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13G
             Under the Securities Exchange Act of 1934

                        (Amendment No. 2)*

                   The Neiman Marcus Group, Inc.
     ________________________________________________________
                         (Name of Issuer)


               Class A Common Stock, $.01 Par Value
      _______________________________________________________
                  (Title of Class and Securities)

                             640204202
      _______________________________________________________

               (CUSIP Number of Class of Securities)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/X/  Rule 13d-1(b)
/ /  Rule 13d-1(c)
/ /  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                  (Continued on following page(s)



CUSIP No. 640204202
13G
__________________________________________________________________
___________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
__________________________________________________________________
___________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
__________________________________________________________________
___________
(3)  SEC USE ONLY
__________________________________________________________________
___________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
__________________________________________________________________
___________
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    2,033,100 shares
OWNED BY EACH REPORTING PERSON
__________________________________________
WITH                               :(6) SHARED OR NO VOTING POWER

                                         555,200 shares (shared)
                                   386,000 shares (no vote)
                              ____________________________________
                              ______

                                   :(7) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :     2,419,100 shares

__________________________________________
                                   :(8)  SHARED OR NO DISPOSITIVE
POWER

                                   :     555,200 shares (shared)
                                         0 shares (no dispositive
power)
__________________________________________________________________
___________
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
       2,974,300 shares
__________________________________________________________________
___________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
__________________________________________________________________
___________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       10.6 %
__________________________________________________________________
___________
(12)  TYPE OF REPORTING PERSON
      IA
__________________________________________________________________
___________


CUSIP No. 640204202
13G
__________________________________________________________________
___________
(1)  NAMES OF REPORTING PERSONS
     Longleaf Partners Small-Cap Fund        I.D. No. 62-1376170
__________________________________________________________________
___________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
__________________________________________________________________
___________
(3)  SEC USE ONLY
__________________________________________________________________
___________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts Business Trust
__________________________________________________________________
___________
                                   :(5) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON
__________________________________________
WITH                               :(6) SHARED OR NO VOTING POWER

                                         555,200 shares (shared)


__________________________________________
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None

__________________________________________
                                   :(8)  SHARED DISPOSITIVE POWER

                                   :     555,200 shares (Shared)

__________________________________________________________________
___________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        555,200 shares
__________________________________________________________________
___________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
__________________________________________________________________
___________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       2.0 %
__________________________________________________________________
___________
(12)  TYPE OF REPORTING PERSON
      IV
__________________________________________________________________
___________


CUSIP No.  640204202                                     13G
__________________________________________________________________
___________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
__________________________________________________________________
___________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
__________________________________________________________________
___________
(3)  SEC USE ONLY
__________________________________________________________________
___________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
__________________________________________________________________
___________
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON
__________________________________________
WITH                               :(6) SHARED VOTING POWER

                                   :    None

__________________________________________
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None

__________________________________________
                                   :(8) SHARED DISPOSITIVE POWER

                                   :    None
__________________________________________________________________
___________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 3 )
__________________________________________________________________
___________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
__________________________________________________________________
___________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
__________________________________________________________________
___________
(12)  TYPE OF REPORTING PERSON
      IN
__________________________________________________________________
___________


Item 1.

     (a). Name of Issuer: The Neiman Marcus Group, Inc.
          ("Issuer")

     (b). Address of Issuer's Principal Executive Offices:

          One Marcus Square
         1618 Main Street
         Dallas, TX 75201

Item 2.

     (a) and (b). Names and Principal Business Addresses of
Persons
         Filing:

     (1)       Southeastern Asset Management, Inc.
               6410 Poplar Ave., Suite 900
               Memphis, TN 38119

     (2)  Longleaf Partners Small-Cap Fund
               6410 Poplar Avenue, Suite 900
               Memphis, TN, 38119

     (3)       Mr. O. Mason Hawkins
               Chairman of the Board and C.E.O.
               Southeastern Asset Management, Inc.
               6410 Poplar Ave., Suite 900
               Memphis, TN 38119


     (c). Citizenship:

          Southeastern Asset Management, Inc. - A Tennessee corporation

          Longleaf Partners Small-Cap Fund, a series of Longleaf
          Partners
          Funds Trust, a Massachusetts business trust

          Mr. O. Mason Hawkins - U.S. Citizen

     (d). Title of Class of Securities:  Class A Common Stock,
     $.01 par value           (the "Securities").

     (e). Cusip Number:  640204202


Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

(d.) Investment Company registered under Sec. 8 of the Investment
     Company Act - Longleaf Partners Small-Cap Fund, a series of
     Longleaf Partners Funds Trust.

(e.) Investment Adviser registered under Section 203 of the
     Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.

(g.) Parent Holding Company. This statement is also being filed by
     Mr. O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of
     his official positions with or ownership of its voting securities.
     The existence of such control is expressly disclaimed.  Mr.
Hawkins
     does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-
4,
     the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.

Item 4. Ownership:

     (a). Amount Beneficially Owned: (At 2/28/03)
          2,974,300 shares

     (b). Percent of Class:
            10.6 %

          Above percentage is based on 28,029,018 shares of Class
A Common
          Stock outstanding.

     (c). Number of shares as to which such person has:

          (i).   sole power to vote or to direct the vote:

                 2,033,100 shares

          (ii).  shared or no power to vote or to direct the vote:

                 Shared - 555,200 shares.
                 Securities owned by the following series of Longleaf
                 Partners Funds Trust, an open-end management investment company registered under the
Investment
                 Company Act of 1940, as follows:

                    Longleaf Partners Small-Cap Fund - 555,200

                 No Power to Vote - 386,000 shares

          (iii). sole power to dispose or to direct the disposition
                 of:

                 2,419,100 shares

          (iv). shared or no power to dispose or to direct the disposition of:

                 Shared - 555,200 shares
                 Securities owned by the following series of Longleaf
                 Partners Funds Trust, an open-end management investment company registered under the
Investment
                 Company Act of 1940, as follows:

                    Longleaf Partners Small-Cap Fund - 555,200

               No Power - 0 shares

Item 5. Ownership of Five Percent or Less of a Class:  N/A


Item 6. Ownership of More Than Five Percent on Behalf of Another
        Person:  N/A


Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent
        Holding Company:  N/A


Item 8. Identification and Classification of Members of the Group:
        N/A


Item 9. Notice of Dissolution of Group:  N/A



Item 10. Certification:


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                            Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: March 7, 2003

                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll

_______________________________________________
                         Andrew R. McCarroll
                              Vice President and General Counsel

                         Longleaf Partners Small-Cap Fund
                         By: Southeastern Asset Management, Inc.
                              /s/ Andrew R. McCarroll

_______________________________________________
                         Andrew R. McCarroll
                              Vice President & General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins

_______________________________________________

                       Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of March 7, 2003.

                         Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll

_______________________________________________
                         Andrew R. McCarroll
                              Vice President and General Counsel

                         Longleaf Partners Small-Cap Fund
                         By: Southeastern Asset Management, Inc.
                              /s/ Andrew R. McCarroll

_______________________________________________
                         Andrew R. McCarroll
                              Vice President & General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins

_______________________________________________